UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 1)1

Vanguard Long-Term Corp Bond Index ETF
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(Name of issuer)

Common Stock (exchange-traded fund)
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(Title of class of securities)

92206C813
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(CUSIP number)

December 31, 2014
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(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

________________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 92206C813	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS United Services Automobile Association I.R.S. Identification Nos. of above persons (entities only). 74-0959140
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 406,628
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 406,628
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON IC

CUSIP No. 92206C813	Page 3 of 5 Pages

SCHEDULE 13G

ITEM 1.

(a)           Name of Issuer:

Vanguard Long-Term Corp Bond Index ETF

(b)           Address of Issuer's Principal Executive Offices:

Barry A. Mendelson
Vanguard
100 Vanguard Boulevard, V26
Malvern, PA 19355

ITEM 2.

(a)           Names of Person Filing:

United Services Automobile Association

(b)           Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

(c)           Citizenship:

Texas

(d)           Title of Class of Securities:

Common Stock (exchange-traded fund)

(e)           CUSIP Number:

92206C813

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)       [_]         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)       [_]         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       [X]         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).
(e)       [  ]         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)       [_]         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)       [  ]         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)       [_]         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       [_]         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       [_]         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 92206C813	Page 4 of 5 Pages

SCHEDULE 13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned:

406,628

(b)  Percent of Class:

3.7%

(c)  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 406,628

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 406,628

(iv)	shared power to dispose or to direct the disposition of: None

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this  statement  is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

CUSIP No. 92206C813	Page 5 of 5 Pages

SCHEDULE 13G

Item 10.                       CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 2015
UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer